Asia Equity Exchange Group, Inc.

Room 2101, 21/F Sino Plaza, 255-257 Gloucester Rd.,

Causeway Bay, Hong Kong

Jamie Kessel, Staff Accountant

United States Securities and Exchange Commission,

Washington, DC 20549

May 25, 2016

Re:	Asia Equity Exchange Group, Inc.
Form 8-K
Filed April 14, 2016
File No. 333-192272

Dear Ms. Kessel,

This is to confirm that we have requested, and the Commission has granted an extension until June 7, 2016, to file a response to the Commission’s comments to the Company’s 8-K filed April 14, 2016.

Sincerely,

/s/ Liu Jun
Liu Jun, President
Asia Equity Exchange Group, Inc.